Exhibit 12.1

Progenics Pharmaceuticals, Inc.
Ratio of Earnings (Loss) to Combined Fixed Charges and Preferred Stock Dividends
(in thousands)

	Nine Months Ended September 30,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Determination of earnings (loss):
(Loss) income from operations	$(35,107)	$10,381	$(69,820)	$(30,612)	$(44,672)	$(43,688)
Add:
Fixed charges	282	695	709	555	594	483

Earnings (loss), as adjusted	$(34,825)	$11,076	$(69,111)	$(30,057)	$(44,078)	$(43,205)

Fixed charges:

Estimate of interest within rental expense	282	695	709	555	594	483

Fixed charges	$282	$695	$709	$555	$594	$483

Preferred stock dividends	$-	$-	$-	$-	$-	$-

Ratio of earnings (loss) to fixed charges and preferred stock dividends	*	16	*	*	*	*
Coverage deficiency amount for total fixed charges and preferred stock dividends (1)	$35,107	$-	$69,820	$30,612	$44,672	$43,688

(1)
For the years ended 2007 through 2010 and for the nine months ended September 30, 2012, the Company's coverage ratio is less than one-to-one and it must generate additional earnings of these specified amounts to achieve a coverage ratio of 1:1.